Exhibit 12.1
RATIOS OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratios)
The following table sets forth Heartland’s consolidated ratios of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Six Months Ended June 30,
	2010	2009	2008	2007	2006	2011	2010
Income before income taxes	$33,749	$13,758	$14,604	$36,127	$37,611	$20,540	$14,645
Add: fixed charges	61,805	76,534	87,724	106,473	85,943	27,196	32,378
Earnings including interest expense on deposits (1)	$95,554	$90,292	$102,328	$142,600	$123,554	$47,736	$47,023

Less: interest expense on deposits	(38,272)	(52,744)	(64,104)	(77,865)	(62,530)	(15,701)	(20,715)
Earnings excluding interest expense on deposits (2)	$57,282	$37,548	$38,224	$64,735	$61,024	$32,035	$26,308

Fixed Charges:
Interest expense on deposits	$38,272	$52,744	$64,104	$77,865	$62,530	$15,701	$20,715
Interest expense on borrowings	17,608	17,786	22,795	28,026	22,879	8,501	8,692
Estimated interest within rental expense	581	660	647	582	534	322	299
Preferred stock dividends	5,344	5,344	178	—	—	2,672	2,672
Fixed charges including interest on deposits (3)	$61,805	$76,534	$87,724	$106,473	$85,943	$27,196	$32,378

Less: interest expense on deposits	(38,272)	(52,744)	(64,104)	(77,865)	(62,530)	(15,701)	(20,715)
Fixed charges excluding interest expense on deposits (4)	$23,533	$23,790	$23,620	$28,608	$23,413	$11,495	$11,663

Ratio of earning to fixed charges and preferred stock dividends
Excluding interest expense on deposits (2)/(4)	2.43	1.58	1.62	2.26	2.61	2.79	2.26
Including interest expense on deposits (1)/(3)	1.55	1.18	1.17	1.34	1.44	1.76	1.45